

SEC   20004311   ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/18 and ending 12/31/19

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bigelow Capital Securities LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
One Harbour Place, Suite 215
(No. and Street)

Portsmouth   NH   03801
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Denise Burke   (603) 433-6000
     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort   Illinois   60423
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, **Denise Burke**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bigelow Capital Securities LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Denise C Burke
Signature

CFO, FINOP
Title

Pauline J. Cannon
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Bigelow Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bigelow Capital Securities LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bigelow Capital Securities LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bigelow Capital Securities LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 12, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

BIGELOW CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	121,791
Prepaid expenses		2,004
TOTAL ASSETS	$	123,795

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	10,600
Due to related party		52,410
TOTAL LIABILITIES		63,010
MEMBERS' EQUITY		60,785
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	123,795

BIGELOW CAPITAL SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2019

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: Bigelow Capital Securities LLC ("the Company") was organized in the state of New Hampshire on May 9, 2006 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition, restructuring, valuation and other advisory services for clients.

Basis of Presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Concentration of Risk: The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Revenue Recognition: Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adopting which did not result in a cumulative adjustment to retained earnings as of October 1, 2018.

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the transaction is successfully completed as defined in the customer agreement. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned with separate revenue recognition once each transaction is finalized. All revenue for the fifteen months ended December 31, 2019 is related to success fee income.

Income Taxes: The Company does not pay federal income taxes on its taxable income. Instead, the members are liable for individual income taxes on the Company's taxable income. In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015. As of December 31, 2019, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2019, the Company had net capital of $58,781 which was in excess of its requirement of $5,000 by $53,781.

Note 3 - Related Party Transactions

The Company utilizes office space, shares telephone service, and receives administrative and other services by virtue of an expense sharing agreement from a related company under common ownership, Bigelow LLC. The related party charged $7,987,300 for compensation and benefits and $31,724 for occupancy and related expenses for the fifteen months ended December 31, 2019. At December 31, 2019, the Company has $52,410 of outstanding accounts payable to the related company. Since the Company and the related company are owned by the same members, operating results could vary significantly from those that would be obtained if the entities were autonomous.